Exhibit 99.1

AGNICO EAGLE PROVIDES UPDATE ON NUNAVUT OPERATIONS

Toronto (December 22, 2021) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or "the Company") is providing an update related to an increase in COVID-19 cases at its Nunavut operations. Since December 18, 2021, there has been a total of 13 presumptive cases at the Company’s Meliadine, Meadowbank and Hope Bay operations.

The health and safety protocols set by the Company since the beginning of the pandemic have remained in place at the Company’s Nunavut operations. Given the increased spread and transmissibility of the Omicron variant of COVID-19, the Company is taking precautionary steps to further protect the continued health of its Nunavut work force and local residents in the communities in which it operates.

Effective immediately, the Company, in collaboration with the Nunavut public health authorities, has decided to send home the Nunavut based workforce (Nunavummiut) from the Meliadine, Meadowbank and Hope Bay operations as well as its Nunavut exploration projects. All Nunavummiut workers currently on site will be sent home and those that are currently off-site will not return to work at this time for a period of at least three weeks. These employees will continue to receive their remuneration during this period. In addition, Agnico Eagle will be meeting with its Nunavut contractors to discuss implementing similar measures for their Nunavummiut workforce. The Company has increased testing protocols at all its Nunavut operations for remaining workers.

Over the next several days, the Company will gradually reduce the remaining workforce and activity levels at its Nunavut operations. This reduction in activity is expected to last for the remainder of 2021 and there is expected to be minimal production over this period. The Company is also reassessing its existing protocols in preparation for a resumption of activities expected in early 2022.

This is a rapidly evolving situation and the Company is monitoring activities at its other operations and it will reassess its response on an ongoing basis.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at December 22, 2021. Certain statements in this news release, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as "may", "will", "expected" or similar terms. Such statements include, without limitation: the Company's plans to continue operations and resume activities at its Meliadine, Meadowbank and Hope Bay operations.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Factors that could affect the forward looking statements in this news release include any additional measures taken by governments, the Company or others in response to public health and other considerations resulting from COVID-19 virus and its variants. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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